CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
Email: cclysiak@qwest.net

May 11, 2005

Ms. Peggy Fisher, Assistant Director
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0306
Washington, D.C. 20549-0304

RE:   Amecs, Inc. - Form SB-2
         SEC File No. 333-123087

Dear Ms. Fisher:

In response to your letter of comments dated March 25, 2005, please be advised as follows:

Form SB-2
  We will not be using the prospectus prior to SEC effectiveness.

  AMECS is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." AMECS has a specific plan and purpose. Its business plan and purpose is to create an electronic market place for automotive dealerships. In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed.... Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." Further, AMECS has not indicated in any manner whatsoever, that is plans to merge with an unidentified company or companies. As a matter of law, AMECS is not a blank check corporation.

Cover Page
  The fourth paragraph has been revised and the revision appears throughout the registration statement.

Securities and Exchange Commission
RE:   Amecs, Inc.
         Form SB-2
         File No. 333-123087
May 11, 2005

Summary of Our Offering
  The date of incorporation has been provided.

The Offering
  The language requested has been provided.

Risk Factors
  A risk factor relating to the absence of an escrow account has been provided.

  A risk factor disclosing the absence of insurance has been provided.

  A risk factor regarding the competitive risks has been provided.

We lack an operating history....
  Disclosure has been provided regarding the anticipated commencement of operations.

If we do not attract clients....
  The risk factor has been expanded to disclose that additional market research has not been conducted.

Because of sole officer and director....
  Disclosure has been provided throughout that Mr. Gavriline will devote 10 hours per week to our operations.

  "She" has been replaced with "he" throughout.

Because our sole officer and director....
  The disclosure requested has been provided.

Securities and Exchange Commission
RE:   Amecs, Inc.
         Form SB-2
         File No. 333-123087
May 11, 2005

Use of Proceeds
  The introductory paragraph has been revised.

  Language regarding priorities has been provided.

  The amount of the offering expenses has been clarified throughout.

  The "landscaping language has been deleted throughout. Also, the Use of Proceeds section has been revised to reflect the repayment of $20,000 to Mr. Gavriline.

Determination of the Offering Price
  The bullet was included in error and has been removed.

Plan of Distribution
  Disclosure of the nature of Rule 15g-2 "disclosure document" has been provided.

Business

Website
  The information requested has been provided.

Marketing Strategy
  The information regarding the mechanics of preselling has been provided.

Government Regulation
  The section has been revised.

Securities and Exchange Commission
RE:   Amecs, Inc.
         Form SB-2
         File No. 333-123087
May 11, 2005

Management's Discussion and Analysis or Plan of Operation

Plan of Operation
  The section has been revised. Please bear in mind that because this is a start-up business it is hard and self defeating to be too specific. There must be a degree of flexibility connected to initial operations.

  The language has been revised.

Limited operating history....
  The information requested has been provided.

Liquidity and Capital Resources
  The consequences of failing to sell the minimum number of shares has been provided.

  The disclosure requested has been provided.

Management
  When I spoke to your staff, they were going to address this issue. The other SEC branches do not include the purchase of the cheap shares as compensation since the transaction is accounted for as an acquisition of shares. Please advise.

Description of Securities
  The language has been deleted.

Certain Transactions
  The language requested has been provided.

Securities and Exchange Commission
RE:   Amecs, Inc.
         Form SB-2
         File No. 333-123087
May 11, 2005

  The document has been revised.

Financial Statements
  The financial statements will be updated, if necessary, prior to the effective date, if the effective date is projected to occur after May 15, 2005.

  An updated consent has been provided.

Independent Auditor's Report
  We are incorporated in Nevada but conduct our business in Canada and have the Canadian dollar as our functional currency. Our mind and management is in Canada. We selected Manning Elliott because of its PCAOB Registration and its over 12 years of experience as auditors of US domestic registrants with operations in Canada. Manning Elliott are auditors of record for approximately 50 US domestic registrants and they came highly recommended by a US securities lawyer. We have added an accounting policy note disclosing our foreign exchange accounting policy, which discloses that the Canadian dollar is our functional currency and the US dollar is our reporting currency. The policy will be disclosed as follows:

  Foreign Currency

  The Company's functional currency is the Canadian dollar and the reporting currency is the US dollar. Canadian dollar transactions are translated to United States dollars in accordance with SFAS No. 52 "Foreign Currency Translation". Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balance are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Balance Sheet
  Included in accrued liabilities is $3,500 accrued in favour of our auditors, $1,000 accrued in favour of our accountant and $125 accrued in favour of Nevada Secretary of State for a filing fee. We have added this disclosure as footnote 7 to these financial statements.

Securities and Exchange Commission
RE:   Amecs, Inc.
         Form SB-2
         File No. 333-123087
May 11, 2005

Statement of Operations
  There were 3 days in the first fiscal year ended December 31, 2004 and the fair value of services rendered by our sole officer was nominal. Beginning January 1, 2005 donated services provided by our sole officer will be valued and recorded as a cost of doing business and recorded as donated capital. Executive salaries will not be accrued or paid during the next twelve months.

  The Company paid a $10,000 retainer to a US securities lawyer for incorporation costs of $1,860 and a retainer for services to be performed in January of $8,140. The nature of this retainer is disclosed in footnote 4 to the financial statements. We will revise our disclosure on page 5 to more fully explain what is included in net loss from operations. The revised disclosure will be: "($6,520) of which $4,500 is for audit fees, $35 is for bank charges and $1,985 is for incorporation costs, filing fees and office expenses.

  These disclosures are now revised to refer to December 28, 2004 as the inception date.

Statement of Stockholders' Deficit
  The date of the stock issuance is December 28, 2004. The statement of stockholders' Deficit has been revised.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb